1. Name and Address of Reporting Person
   Minter, Steven A.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   12/24/2002 <F1>
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               2421           D
Common Stock                    12/20/2002            A         14 <F2>     A   $0.0000    1259           I           By Company
                                                                                                                      Trust for
                                                                                                                      Director

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Phantom     $0       12/23/2         A         88                                Common  87       $0.0000    7599    D
Stock                002                       <F3>                              Stock
Stock       $59.96                                                    01/01/2008 Common                      4000    D
Option                                                                           Stock
Stock       $59.96                                                    01/01/2009 Common                      4000    D
Option                                                                           Stock
Stock       $59.96                                                    01/01/2010 Common                      4000    D
Option                                                                           Stock
Stock Units $0       12/20/2         A         109                               Common  109      $0.0000    9270    D
                     002                       <F4>                              Stock

Explanation of Responses:

<F1>
This Statement is being filed for transactions that were effective as of December 20, 2002. The balances reported in column 5 of Table I and column 9 of Table II reflect the Director's holdings as of December 20, 2002.
<F2>
Shares acquired pursuant to the automatic dividend reinvestment feature under the Dominion Resources, Inc. Directors' Stock Compensation Plan, in a transaction exempt under Rule 16(b)-3.
<F3>
Additional Phantom Stock Units credited to the Director's account under a Deferred Compensation Plan for non-employee Directors, in a transaction exempt under Rule 16b-3.
<F4>
Stock units credited to the Director's account under the Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors (the "Plan"), in a transaction exempt under Rule 16(b)-3. The stock units awarded and credited under this Plan are subject to the Plan's vesting provisions and will not be paid until the Director has completed his or her service on the Board.

SIGNATURE OF REPORTING PERSON
/s/ Henry C. Riely

DATE
12/23/2002